UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

MediaAlpha, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

58450V104

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58450V104	13G	Page 2 of 14 Pages

1	NAMES OF REPORTING PERSONS Insignia Capital Partners GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 10,635,407 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 10,635,407 shares (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,635,407 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.3% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Consists of 4,691,665 shares of the Issuer’s Class A common stock issuable in exchange for Class B-1 common units (“Class B Units”) held directly by Insignia A QL Holdings, LLC (“Insignia A”) and 5,943,742 shares of the Issuer’s Class A common stock issuable in exchange for Class B Units held directly by Insignia QL Holdings, LLC (“Insignia QL”). Class B Units are exchangeable at the holder’s option into shares of the Issuer’s Class A common stock on a one-for-one basis.

(b)

The ownership calculation is based on the aggregate number of Class B Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 33,169,141 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020.

CUSIP No. 58450V104	13G	Page 3 of 14 Pages

1	NAMES OF REPORTING PERSONS Insignia Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,943,742 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,943,742 shares (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,943,742 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

Consists of 5,943,742 shares of the Issuer’s Class A common stock issuable in exchange for Class B Units held directly by Insignia QL. Class B Units are exchangeable at the holder’s option into shares of the Issuer’s Class A common stock on a one-for-one basis.

(b)

The ownership calculation is based on the aggregate number of Class B Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 33,169,141 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020.

CUSIP No. 58450V104	13G	Page 4 of 14 Pages

1	NAMES OF REPORTING PERSONS Insignia Capital Partners (AIV), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,691,665 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,691,665 shares (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,665 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

Consists of 4,691,665 shares of the Issuer’s Class A common stock issuable in exchange for Class B Units held directly by Insignia A. Class B Units are exchangeable at the holder’s option into shares of the Issuer’s Class A common stock on a one-for-one basis.

(b)

The ownership calculation is based on the aggregate number of Class B Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 33,169,141 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020.

CUSIP No. 58450V104	13G	Page 5 of 14 Pages

1	NAMES OF REPORTING PERSONS Insignia Capital Partners (Parallel A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,691,665 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,691,665 shares (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,665 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) PN

(a)

Consists of 4,691,665 shares of the Issuer’s Class A common stock issuable in exchange for Class B Units held directly by Insignia A. Class B Units are exchangeable at the holder’s option into shares of the Issuer’s Class A common stock on a one-for-one basis.

(b)

The ownership calculation is based on the aggregate number of Class B Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 33,169,141 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020.

CUSIP No. 58450V104	13G	Page 6 of 14 Pages

1	NAMES OF REPORTING PERSONS Insignia QL Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,943,742 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,943,742 shares (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,943,742 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Consists of 5,943,742 shares of the Issuer’s Class A common stock issuable in exchange for Class B Units held directly by Insignia QL. Class B Units are exchangeable at the holder’s option into shares of the Issuer’s Class A common stock on a one-for-one basis.

(b)

The ownership calculation is based on the aggregate number of Class B Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 33,169,141 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020.

CUSIP No. 58450V104	13G	Page 7 of 14 Pages

1	NAMES OF REPORTING PERSONS Insignia A QL Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 4,691,665 shares (a) (See Item 4)
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 4,691,655 shares (a) (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,691,655 shares (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.4% (b) (See Item 4)
12	TYPE OF REPORTING PERSON (See Instructions) OO

(a)

Consists of 4,691,665 shares of the Issuer’s Class A common stock issuable in exchange for Class B Units held directly by Insignia A. Class B Units are exchangeable at the holder’s option into shares of the Issuer’s Class A common stock on a one-for-one basis.

(b)

The ownership calculation is based on the aggregate number of Class B Units beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. All percentages calculated in this Schedule 13G are based upon an aggregate of 33,169,141 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020.

CUSIP No. 58450V104	13G	Page 8 of 14 Pages

Item 1(a)	Name of Issuer:

MediaAlpha, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices:

700 South Flower Street, Suite 640, Los Angeles, California 90017

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: (i) Insignia Capital Partners GP, LLC (“Insignia GP”), (ii) Insignia Capital Partners LP (“Insignia Capital”), (iii) Insignia QL Holdings, LLC (“Insignia QL”), (iv) Insignia A QL Holdings, LLC (“Insignia A”), (v) Insignia Capital Partners (AIV), L.P. (“Insignia AIV”) and (vi) Insignia Capital Partners (Parallel A), L.P. (“Parallel A” and together with Insignia GP, Insignia Capital, Insignia QL, Insignia A and Insignia AIV, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2021, a copy of which is attached as Exhibit A to this Statement, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 1333 North California Boulevard, Suite 520, Walnut Creek, CA, 94596.

Item 2(c)	Citizenship:

See response to Item 4 of each of the cover pages.

Item 2(d)	Title of Class of Securities:

Class A Common stock, par value $0.01 per share.

Item 2(e)	CUSIP Number:

58450V104

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 58450V104	13G	Page 9 of 14 Pages

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

Item 4	Ownership:

(a)	Amount beneficially owned as of the date hereof:

Pursuant to that certain Exchange Agreement, dated October 27, 2020, by and among the Issuer, QL Holdings, LLC (the “LLC”) and the members of the LLC, and the Fourth Amended and Restated Limited Liability Company Agreement of the LLC, the Class B Units of the LLC (together with one shares of the Issuer’s Class B common stock of the Issuer for every Class B Unit) are exchangeable at any time for shares of the Issuer’s Class A common stock on a one-for-one basis. Insignia A holds directly 4,691,665 Class B Units (and 4,691,665 shares of the Issuer’s Class B common stock) and Insignia QL holds directly 5,943,742 Class B Units (and 5,943,742 shares of the Issuer’s Class B common stock).

Parallel A and Insignia AIV are members of Insignia A having the power to appoint the majority of the board of managers of Insignia A. Insignia Capital (and together with Parallel A and Insignia AIV, the “Insignia Fund”) is the managing member of Insignia QL. Insignia GP is the general partner of the Insignia Fund. The three member Investment Committee of Insignia GP comprised of David Lowe, Anthony Broglio and Melvyn Deane exercises voting and investment control over the securities held directly by Insignia A and Insignia QL, which acts by a majority vote of its members. Consequently, the Insignia GP may be deemed to beneficially own the securities held directly by Insignia A and Insignia QL, Insignia Capital may

CUSIP No. 58450V104	13G	Page 10 of 14 Pages

be deemed to beneficially own the securities held directly by Insignia QL, and Insignia AIV and Parallel A may be deemed to beneficially own the securities held directly by Insignia A. Messrs. Lowe, Broglio and Deane disclaim beneficial ownership of the securities held directly by Insignia A and Insignia QL.

(b)

Percent of class: See response to Item 11 on each of the cover pages. All percentages calculated in this Schedule 13G are based upon an aggregate of 33,169,141 shares of Class A common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on December 11, 2020.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares.

(ii)	Shared power to vote or to direct the vote: See responses to Item 6 on each of the cover pages and Item 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of: 0 shares.

(iv)	Shared power to dispose or to direct the disposition of: See responses to Item 8 on each of the cover pages and Item 4(a) above.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not Applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

INSIGNIA CAPITAL PARTNERS GP, L.L.C.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA CAPITAL PARTNERS, L.P.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA CAPITAL PARTNERS (AIV), L.P.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA CAPITAL PARTNERS (PARALLEL A), L.P.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA QL HOLDINGS, LLC

/s/ Tony Broglio
Name: Tony Broglio
Title: President and Secretary

INSIGNIA A QL HOLDINGS, LLC

/s/ Tony Broglio
Name: Tony Broglio
Title: President and Secretary

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of MediaAlpha, Inc. may be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2021

INSIGNIA CAPITAL PARTNERS GP, L.L.C.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA CAPITAL PARTNERS, L.P.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA CAPITAL PARTNERS (AIV), L.P.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA CAPITAL PARTNERS (PARALLEL A), L.P.

/s/ Tony Broglio
Name: Tony Broglio
Title: Managing Member

INSIGNIA QL HOLDINGS, LLC

/s/ Tony Broglio
Name: Tony Broglio
Title: President and Secretary

INSIGNIA A QL HOLDINGS, LLC

/s/ Tony Broglio
Name: Tony Broglio
Title: President and Secretary